Exhibit 21.1

MICHAELS STORES, INC.

Subsidiaries of Michaels Stores, Inc.

Aaron Brothers, Inc., a Delaware corporation.

Artistree, Inc., a Delaware corporation

Michaels Finance Company, Inc., a Delaware corporation.

Michaels of Canada, ULC, a Nova Scotia unlimited liability company.

Michaels Stores Card Services, LLC, a Virginia limited liability company.

Michaels Stores Procurement Company, Inc., a Delaware corporation